La Cortez Energy, Inc.
Calle 67 #7-35 Oficina 409
Bogotá, Colombia

August 26, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549

Ladies and Gentlemen:

RE:	La Cortez Energy, Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-162950) Filed: November 6, 2009 and amended February 23, 2010

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), La Cortez Energy, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s registration statement on Form S-1 (File No. 333-162950), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was initially filed with the Commission on November 6, 2009, and Amendment No. 1 thereto was filed with the Commission on February 23, 2010.

The Registrant submits this request for withdrawal as the selling stockholders named in the Registration Statement will not be conducting the contemplated public resale offering at this time.   The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.    The Registrant is seeking withdrawal of the Registration Statement because the passage of time and market factors have made the public offering unattractive.

Without implying or conceding that the Registration Statement related to any primary offering by the Registrant, the Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to the Registrant’s counsel, Gottbetter & Partners, LLP, by facsimile to (212) 400-6901.  If you have any questions with respect to this matter, please contact Adam S. Gottbetter at (212) 400-6900.

Yours truly,

LA CORTEZ ENERGY, INC.

By:  /s/ Andres Gutierrez Rivera
Name:  Andres Gutierrez Rivera
Title:  President and Chief Executive Officer